September 28, 2022

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Energy & Transportation
Washington, D.C. 20549

RE:    ALLETE, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2021
    Filed February 16, 2022
    File No. 001-03548

Dear Ms. Majmudar and Mr. Horowitz:

We acknowledge receipt of your comment letter dated September 21, 2022, regarding ALLETE, Inc.’s Form 10-K for Fiscal Year Ended December 31, 2021. We respectfully request additional time to research, draft, internally review, and respond to your letter, with an anticipated filing of our response on or before Wednesday, October 26, 2022.

We appreciate your assistance in this matter and will be pleased to provide additional information you may need regarding this extension request. Please contact me at 218-355-3533 or at smorris@allete.com with any questions or concerns.

Sincerely,

/s/ Steven W. Morris

Steven W. Morris
Senior Vice President and Chief Financial Officer
ALLETE, Inc.

cc: Anuja A. Majmudar, Attorney-Adviser
Ethan Horowitz, Accounting Branch Chief
Bethany M. Owen, Chair, President and Chief Executive Officer

ALLETE, Inc. · 30 West Superior Street, Duluth, Minnesota 55802